Room 4561

      February 23, 2006

Mr. Steven R. Norton
Senior Vice President and Chief Financial Officer
Manhattan Associates, Inc.
2300 Windy Ridge Parkway Suite 700
Atlanta, GA 30399

      Re:	Manhattan Associates, Inc.
		Form 8-K
      Filed February 8, 2006
      File No. 000-23999

Dear Mr. Norton:

      We have read your response letter dated February 22, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 8-K Filed on February 8, 2006
1. We have read your response to prior comment number 2 and we do not believe that your proposed disclosure adequately addresses our concerns. Please revise this disclosure to address the following:

* Explain why you are not able to effectively manage each individual item that is subject to adjustment;
* Explain why the non-GAAP information facilitates investors` understanding of your historical operating results. Clarify how you define "operating results" and explain why it is not necessary to consider each item subject to adjustment;
* Explain why it is more meaningful for investors to evaluate your operating performance in a manner consistent with your internal methods and explain those methods in more detail;
* Explain why it is more meaningful for investors to use your non-GAAP measures to evaluate your prospects for the future; and
* Provide a more robust discussion of the inherent limitations. For example, discuss the apparent contradiction of excluding any acquisition-related costs while including the acquisition-related benefits, such as increased revenue. In addition, discuss the exclusion of items that appear to be integral to your performance as an organization such as employee compensation and charges related to accounts receivable.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

      You may contact Mark Kronforst, Senior Staff Accountant, at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding our comments.


								Sincerely,



								Brad Skinner
								Accounting Branch Chief
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Mr. Steven R. Norton
Manhattan Associates, Inc.
February 23, 2006
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